UNITED STATES

SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Augmedix, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

05105P 107

(CUSIP Number)

Redmile Group, LLC

Attn: Jennifer Ciresi

One Letterman Drive, Bldg D, Ste D3-300
San Francisco, CA 94129

(415) 489-9980

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 13, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 05105P 107

1.	NAME OF REPORTING PERSON
Redmile Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
20,246,320 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
20,246,320 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,246,320 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.7% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

(1) The source of funds was working capital of the Redmile Funds (as defined in footnote (2) below).

(2) The aggregate amount of shares of common stock, $0.0001 par value per share, of the Issuer (the “Common Stock”) that may be deemed beneficially owned by the Reporting Person are held directly by certain private investment vehicles managed by Redmile Group, LLC (collectively, the “Redmile Funds”), including Redmile Private Investments II, L.P. and RedCo II Master Fund, L.P. Redmile Group, LLC (“Redmile”) is the investment manager/adviser to each Redmile Fund and, in such capacity, exercises voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

(3) Percent of class calculated based on: (a) 40,675,462 shares of Common Stock outstanding as of May 2, 2023, as disclosed in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2023 filed with the SEC on May 15, 2023 (the “Form 10-Q”), plus (b) 4,615,993 shares of Common Stock issuable upon the exercise of warrants held by certain of the Redmile Funds that are currently exercisable, including the Pre-Funded Warrants as described in Item 3 below.

CUSIP No.: 05105P 107

1.	NAME OF REPORTING PERSON
Jeremy C. Green
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
20,246,320 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
20,246,320 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,246,320 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.7% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) The source of funds was working capital of the Redmile Funds.

(2) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Person are held directly by the Redmile Funds, including Redmile Private Investments II, L.P. and RedCo II Master Fund, L.P. Redmile is the investment manager/adviser to each Redmile Fund and, in such capacity, exercises voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

(3) Percent of class calculated based on: (a) 40,675,462 shares of Common Stock outstanding as of May 2, 2023, as disclosed in the Form 10-Q, plus (b) 4,615,993 shares of Common Stock issuable upon the exercise of warrants held by certain of the Redmile Funds that are currently exercisable, including the Pre-Funded Warrants as described in Item 3 below.

CUSIP No.: 05105P 107

1.	NAME OF REPORTING PERSON
Redmile Private Investments II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
7,135,652 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
7,135,652 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,135,652 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.2% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The aggregate amount of shares of Common Stock that is beneficially owned by the Reporting Person is comprised of 6,218,238 shares of Common Stock and a warrant to purchase 917,414 shares of Common Stock held by the Reporting Person.

(2) Percent of class calculated based on: (a) 40,675,462 shares of Common Stock outstanding as of May 2, 2023, as disclosed in the Form 10-Q, plus (b) 917,414 shares of Common Stock issuable upon the exercise of a warrant that is currently exercisable.

CUSIP No.: 05105P 107

1.	NAME OF REPORTING PERSON
RedCo II Master Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
11,821,341 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
11,821,341 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,821,341 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.0% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The aggregate amount of shares of Common Stock that is beneficially owned by the Reporting Person is comprised of 8,696,146 shares of Common Stock and a warrant to purchase 3,125,195 shares of Common Stock held by the Reporting Person.

(2) Percent of class calculated based on: (a) 40,675,462 shares of Common Stock outstanding as of May 2, 2023, as disclosed in the Issuer’s Form 10-Q, plus (b) 3,125,195 shares of Common Stock issuable upon the exercise of a warrant that is currently exercisable.

This amendment No. 6 to Schedule 13D amends and supplements the Schedule 13D filed with the SEC on October 15, 2020, as previously amended and supplemented by amendment No. 1 to the Schedule 13D filed with the SEC on March 1, 2021, amendment No. 2 to the Schedule 13D filed with the SEC on October 28, 2021, amendment No. 3 to the Schedule 13D filed with the SEC on September 2, 2022, amendment No. 4 to the Schedule 13D filed with the SEC on April 21, 2023, and amendment No. 5 to the Schedule 13D filed with the SEC on May 4, 2023 (collectively, the “Prior Schedule 13D”), by Redmile Group, LLC (“Redmile”), Jeremy C. Green, and certain affiliates relating to the Common Stock of Augmedix, Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used but not defined in this amendment No. 6 shall have the meanings set forth in the Prior Schedule 13D. Except as specifically amended by this Amendment No. 6, the Prior Schedule 13D is unchanged.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Persons is comprised of the following: (i) 521,140 shares of Common Stock held by Redmile Capital Fund, L.P., (ii) 161,889 shares of Common Stock held by Redmile Capital Offshore Master Fund, Ltd., (iii) 32,914 shares of Common Stock held by Redmile Strategic Trading Sub, Ltd., (iv) 6,218,238 shares of Common Stock and a warrant to purchase 917,414 shares of Common Stock held by Redmile Private Investments II, L.P., (v) a warrant to purchase 573,384 shares of Common Stock held by RAF, L.P., and (vi) 8,696,146 shares of Common Stock and a warrant to purchase 3,125,195 shares of Common Stock held by RedCo II Master Fund, L.P. (“RedCo II”). Redmile is the investment manager/adviser to each of the private investment vehicles listed in items (i) through (vi) (collectively, the “Redmile Funds”) and, in such capacity, exercises voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile, Mr. Green and each Redmile Fund each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

For purposes of this Schedule 13D with respect to Redmile and Mr. Green, the percent of class was calculated based on: (a) 40,675,462 shares of common stock outstanding as of May 2, 2023, as disclosed in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2023 filed with the SEC on May 15, 2023 (the “Form 10-Q”), plus (b) 4,615,993 shares of Common Stock issuable upon the exercise of warrants held by certain of the Redmile Funds that are currently exercisable.

For purposes of this Schedule 13D with respect to Redmile Private Investments II, L.P., the percent of class was calculated based on: (a) 40,675,462 shares of common stock outstanding as of May 2, 2023, as disclosed in the Form 10-Q, plus (b) 917,414 shares of Common Stock issuable upon the exercise of a warrant that is currently exercisable.

For purposes of this Schedule 13D with respect to RedCo II, the percent of class was calculated based on: (a) 40,675,462 shares of common stock outstanding as of May 2, 2023, as disclosed in the Form 10-Q, plus (b) 3,125,195 shares of Common Stock issuable upon the exercise of a warrant that is currently exercisable.

(b) For each Reporting Person:

Redmile Group, LLC:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 20,246,320

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 20,246,320

Jeremy C. Green:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 20,246,320

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 20,246,320

Redmile Private Investments II, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 7,135,652

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 7,135,652

RedCo II Master Fund, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 11,821,341

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 11,821,341

(c) The information in Item 3 above and Item 6 below is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

The section in Item 6 of the Prior Schedule 13D entitled “Equity Line of Credit” is hereby amended and restated in its entirety as follows:

Equity Line of Credit

On June 13, 2023, the Issuer and RedCo II entered into an equity line of credit (“ELOC”) for the Issuer of up to $5,000,000 pursuant to the terms of a securities purchase agreement (the “Purchase Agreement”) and a registration rights agreement (the “Registration Rights Agreement”).

Securities Purchase Agreement

Pursuant to the terms of the Purchase Agreement by and between the Issuer and RedCo II, the Issuer has the right, but not the obligation, to sell to RedCo II, and RedCo II is obligated to purchase, up to an aggregate of $5,000,000 of (i) newly issued shares of Common Stock, at a purchase price per share of $1.60 (the “ELOC Shares”), and (ii) non-voting pre-funded warrants (the “ELOC Warrants” and collectively with the ELOC Shares, the “ELOC Securities”) exercisable to purchase Common Stock at a price per warrant equal to $1.5999 (the “ELOC Warrant Shares”), subject to certain limitations and conditions. The ELOC Warrants, if issued, would have an exercise price of $0.0001 per ELOC Warrant Share, become exercisable upon issuance and remain exercisable until exercised in full. Pursuant to its terms, the Purchase Agreement shall not become effective until the requisite stockholder approval under the applicable Nasdaq rules.

RedCo II will be obligated to purchase the ELOC Securities from time to time at the Issuer’s sole discretion over the period commencing on the 12-month anniversary of the Purchase Agreement (subject to satisfaction of certain customary conditions) and terminating on the 18-month anniversary of the Purchase Agreement (the “ELOC Termination Date”), upon the delivery of a purchase notice from the Issuer; provided, however, that if the closing price of the Issuer’s Common Stock is below $1.60 per share for any consecutive five trading days at any time after the 12-month anniversary of the Purchase Agreement, RedCo II may elect not to purchase any ELOC Securities pursuant to such purchase notice, or to purchase any amount of ELOC Securities equal to or less than the aggregate amount of ELOC Securities set forth in such purchase notice, at a purchase price to be mutually agreed upon by the Issuer and RedCo II. For each purchase pursuant to a purchase notice, RedCo II shall have the sole option to determine whether such ELOC Securities shall be in the form of the ELOC Shares, the ELOC Warrants or a combination thereof.

The foregoing summary of the Purchase Agreement and ELOC Warrants is not intended to be complete and is qualified in its entirety by reference to the full text of such documents, which are filed as Exhibit 99.12 and Exhibit 99.13, respectively, to this Schedule 13D and are incorporated herein by reference.

Registration Rights Agreement

Pursuant to the terms of the Registration Rights Agreement entered into by the Issuer and RedCo II in connection with the ELOC, the Issuer will, among other things, (i) prepare and file with the SEC, within 30 days of the ELOC Termination Date, a registration statement to register for resale the ELOC Securities, and (ii) use its commercially reasonable efforts to cause the registration statement to be declared effective within 90 days of the ELOC Termination Date and keep such registration statement continuously effective for three years thereafter, subject to certain limitations and conditions.

The foregoing summary of the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 99.14 to this Schedule 13D and is incorporated herein by reference.

Except as described above, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, none of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.	Material to Be Filed as Exhibits.

The exhibit list in Item 7 of the Prior Schedule 13D is hereby amended and supplemented by adding Exhibit 99.12 through Exhibit 99.14, and the remainder of Item 7 of the Prior Schedule 13D is unchanged and the exhibits listed therein have been previously filed.

Exhibit Number	Description

Exhibit 99.12	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on June 14, 2023)

Exhibit 99.13	Form of ELOC Warrant (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed on June 14, 2023)

Exhibit 99.14	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on June 14, 2023)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2023	REDMILE GROUP, LLC

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: June 15, 2023	/s/ Jeremy C. Green
JEREMY C. Green

Dated: June 15, 2023	redmile private investments ii, l.p.

By: Redmile Private Investments II (GP), LLC, its general partner by: redmile group, llc, its managing member

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: June 15, 2023	RedCo II MAster fund, L.P.

By: Redco II (GP), LLC, its general partner

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member